Exhibit 99.1

PRESS RELEASE

May 7, 2015

Eksportfinans’ first quarter 2015 financial results

Stable operations and positive results were maintained through the first three months of 2015.

Net interest income was NOK 101 million for the first quarter of 2015, compared to NOK 120 million for the first quarter of 2014. The change was a result of the lower level of interest generating assets.

Comprehensive income according to IFRS was negative NOK 142 million for the first three months of 2015, compared to negative NOK 1,666 million for the same period of 2014. The negative figures were primarily due to reversals of previously unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses on financial instruments amounted to NOK 61 million for the first quarter of 2015, compared to NOK 28 million for the first quarter of 2014. The main reason for this increase is a gain of NOK 30 million related to the realization of ISK 2 billion of previously frozen funds through an auction held by the Icelandic central bank.

Total assets amounted to NOK 89 billion at March 31, 2015, compared to NOK 86 billion at December 31, 2014. The increase was due to the weakened NOK during the first quarter of 2015.

The core capital ratio was 25.0 percent at March 31, 2015, compared to 24.3 percent at December 31, 2014. At the end of first quarter 2015, the company had liquidity reserves totaling NOK 38.0 billion.

Eksportfinans’ first quarter 2015 report and other financial reports are available on www.eksportfinans.no.

For further information, please contact:

President and CEO, Geir Bergvoll

•	tel: +47 913 15 485

•	e-mail: gbv@eksportfinans.no

EVP Director of staff / communications, Elise Lindbæk

•	tel: +47 905 18 250

•	e-mail: el@eksportfinans.no

EVP Chief Financial Officer, Geir Ove Olsen

•	tel: +47 900 92 326

•	e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2015 total assets amounted to approximately NOK 85 billion. The company is staffed by highly skilled individuals, approximately 50 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.